File #82-666
Rule 12g3-2(b)



Kettle River Resources Ltd. TSX-KRR
Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756 Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle2005@shaw.ca

March 26, 2010



Office of International Finance
Attention: Listing Dept.
Securities & Exchange Commission
450 - 5th St. NW
Washington, DC 20549
USA
Phone: 202 272 3246 Fax: 202 272 2677

File #82-666 Rule 12g3-2(b)

Dear Sir or Madam;

Enclosed please find **one set of** the following information:

1. Interim Report:
   Nine month Report ended January 31, 2010, filed March 25, 2010:
   Financial Statement and Interim Management Discussion and Analysis

Yours truly,
KETTLE RIVER RESOURCES LTD.

for [signature]
Ellen Clements,
President and Director
Encl.

dlw 4/7

\\Dataserver\krr\aa-KRR-compliance-mailout-ltrs\Current 010107-to-\LtrsA-032610.doc
3/26/10

File #82-666
Rule 12g3-2(b)



Kettle River Resources Ltd.

(An Exploration Stage Company)

INTERIM FINANCIAL STATEMENTS

3rd quarter
January 31, 2010

(Unaudited – Prepared by Management)

Note to Reader
These interim financial statements for the nine months ended January 31, 2010 have been prepared by management and have not been subject to review by the Company's auditors.

KETTLE RIVER RESOURCES LTD.

(An Exploration Stage Company)

Interim Balance Sheet

Canadian Funds

Unaudited – Prepared by Management

		January 31, 2010		April 30, 2009
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$	1,103	$	6,643
Accrued interest and other amounts receivable		3,386		105
Marketable securities (Note 3)		151,519		231,736
Prepaid expenses		1,857		4,445
Due from related parties (Note 7)		5,029		8,146
		162,894		251,075
Reclamation Bond		5,000		5,000
Property, Plant and Equipment (Note 4)		58,960		60,891
Mineral Properties (Note 5)		3		3
Cash and cash equivalents	$	226,857	$	316,969
LIABILITIES				
CURRENT LIABILITIES				
Cheques written in excess of funds on hand		4,407		-
Accounts payable and accrued liabilities		33,806		23,173
		38,213		23,173
Loan Payable (Note 7)		136,000		25,000
		174,213		48,173
SHAREHOLDERS' EQUITY (DEFICIENCY)				
Deficit accumulated in the exploration stage – Statement 2 (Statement of Loss)		(13,948,690)		(13,812,755)
Accumulated Other Comprehensive Income		77,421		157,638
		(13,871,269)		(13,665,117)
Share capital (Note 6)		13,067,642		13,067,642
Contributed Surplus (Note 6 f)		856,271		856,271
		52,644		268,796
	$	226,857	$	316,969

ON BEHALF OF THE BOARD:

"Ellen Clements"

Ellen Clements, Director

"Larry Widmer"

Larry Widmer, Director

See accompanying notes to financial statements

KETTLE RIVER RESOURCES LTD.

(An Exploration Stage Company)

Interim Statement of Loss, Comprehensive Loss and Deficit

Canadian Funds

Unaudited – Prepared by Management

	For Three months ended January 31,		For Nine months ended January 31,	
	2010	2009	**2010**	2009
MINERAL EXPLORATION ACTIVITIES				
Exploration costs	$ **6,317**	$ 3,896	$ **21,949**	$ 632,278
Less: Government Assistance	-	-	-	-
	6,317	3,896	**21,949**	632,278
ADMINISTRATIVE COSTS				
Accounting, audit & legal	**6,249**	7,744	**25,817**	21,908
Advertising, promotion & printing	**184**	628	**5,312**	12,100
Amortization	**72**	90	**217**	271
Financial consulting	-	-	-	1,250
Licenses, insurance, and transfer agent fees	**4,775**	4,859	**16,794**	16,937
Management, salary & wages (net of recoveries)	**15,165**	16,987	**46,993**	40,718
Office & sundry	**3,666**	1,173	**6,873**	4,508
Office building expenses	**1,749**	1,808	**4,750**	5,534
Stock compensation expense	-	-	-	30,464
Telephone	**788**	744	**2,102**	1,824
Travel and accommodation	**2,004**	7,436	**5,157**	17,624
	34,652	41,469	**114,015**	153,138
OTHER EXPENSES (INCOME)				
Interest and US Exchange adjustment	**(2)**	(63)	**(30)**	(4,848)
	(2)	(63)	**(30)**	(4,848)
GAIN (LOSS) FOR THE PERIOD	**(40,967)**	(45,302)	**(135,934)**	(780,568)
DEFICIT, BEGINNING OF PERIOD	$ **13,907,723**	$ 13,770,523	$ **13,812,756**	$ 13,035,257
DEFICIT, END OF PERIOD	$ **13,948,690**	$ 13,815,825	$ **13,948,690**	$ 13,815,825
Gain (Loss) per share, basic and diluted	**($0.00)**	($0.01)	**($0.00)**	($0.03)
Weighted average number of Shares outstanding	**27,716,711**	27,716,711	**27,716,711**	27,716,711
OTHER COMPREHENSIVE LOSS				
Net Loss for the Period	**(40,967)**	(45,302)	**(135,934)**	(780,568)
Unrealized Gain (Loss) on Available-for-sale Marketable Securities (Note 3)	**44,565**	(115,868)	**(80,217)**	(133,693)
TOTAL COMPREHENSIVE GAIN (LOSS)	**3,598**	161,170	**(216,151)**	914,261
Comprehensive Loss per share, basic and diluted	$ **(0.00)**	$ (0.01)	$ **(0.01)**	$ (0.03)
Weighted average number of Shares outstanding	**27,716,711**	27,716,711	**27,716,711**	27,716,711

See accompanying notes to financial statements.

File #82-666
Rule 12g3-2(b)
Statement 3

KETTLE RIVER RESOURCES LTD.

(An Exploration Stage Company)

Interim Statement of Cash Flows

Canadian Funds

Unaudited – Prepared by Management

	For Three months ended January 31,		For Nine months ended January 31,	
	2010	2009	**2010**	2009
Cash Flows from Operating Activities				
Gain (Loss) for the period	$ **(40,967)**	$ (45,302)	$ **(135,934)**	$ (780,568)
Add: Items not involving cash				
Amortization	**644**	713	**1,931**	2,139
Stock compensation	-	-	-	30,464
	(40,323)	(44,589)	**(134,003)**	(747,965)
Changes in non-cash working capital items:				
Decrease (increase) in prepaid amounts	**2,150**	2,245	**2,588**	2,571
Decrease (increase) in accounts receivable	**(2,501)**	3,508	**(3,281)**	1,384
Increase (decrease) in amounts due to director(s)	-	23,046	-	21,316
Increase (decrease) in accounts payable	**(9,193)**	(3,304)	**10,632**	(14,870)
	(49,867)	(19,094)	**(124,064)**	(737,564)
Cash Flows from Financing Activities				
Increase (decrease) in loan payable	**46,000**	-	**111,000**	-
Cancellation of unclaimed finders fee	-	3,200	-	3,200
Decrease (increase) in amounts due from related parties	**4,218**	-	**3,117**	-
	50,218	3,200	**114,117**	3,200
Increase (decrease) in Cash	**351**	(15,894)	**(9,947)**	(734,364)
Cash, and cash equivalents, beginning of period	**(3,655)**	11,209	**6,643**	729,679
Cash and cash equivalents, end of period	$ **(3,304)**	$ (4,685)	$ **(3,304)**	$ (4,685)
Cash and Term deposits represent by				
Cash on hand	**1,103**	1,287	**1,103**	1,287
Cheques written in excess of funds on hand	**(4,407)**	(5,972)	**(4,407)**	(5,972)
	(3,304)	(4,685)	**(3,304)**	(4,685)
Supplementary Schedule				
Amortization of capital assets to mineral properties	$ **571**	$ 623	$ **1,714**	$ 1,868
Non-monetary transactions				
Stock compensation	$ -	$ -	$ -	$ 30,464

See accompanying notes to financial statements.

KETTLE RIVER RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
for the nine months ended January 31, 2010 and 2009
Canadian Funds *Unaudited – Prepared by Management*

1. GOING CONCERN

These financial statements have been prepared on the going concern basis, which assumes the realization of assets and liquidation of liabilities and commitments in the normal course of business. The application of the going concern concept is dependent upon the Company's ability to generate future profitable operations and receive continued financial support from its creditors and shareholders. These financial statements do not give effect to any adjustments that might be required should the Company be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts differing from those reflected in the financial statements. The Company has working capital of $124,681 as at January 31, 2010 and has accumulated losses of $13,871,269. Since inception, the Company has been successful in funding its operations and to date has net issued shares of 27,716,711 for net proceeds of $13,067,642 averaging $0.47 per share. The share price at January 31, 2010 was $0.045Cdn.

Management plans to continue to pursue equity financing to support operations. Management believes this plan will be sufficient to meet the Company's liabilities and commitments as they become payable over the next twelve months. There can be no assurance that management's plan will be successful. Failure to maintain the support of creditors and obtain additional external equity financing will cause the Company to curtail operations and the Company's ability to continue as a going concern will be impaired. The outcome of these matters cannot be predicted at this time.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company's accounting and reporting policies conform to generally accepted accounting principles in Canada. These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements. These interim financial statements should be read in conjunction with the audited financial statements as at April 30, 2009.

International Financial Reporting Standards ("IFRS")
In February 2008 the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use IFRS, replacing Canada's own generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended April 30, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3. MARKETABLE SECURITIES

	January 31, 2010	April 30, 2009
Securities of New Nadina Explorations Limited		
Opening balance – reclassified from investment	**$ 231,736**	$ 329,777
Unrealized gain (loss)	**(80,217)**	(98,041)
Closing balance – lowest recorded market price	**$ 151,519**	$ 231,736

The shares in New Nadina Explorations Limited ("New Nadina") previously accounted for using the equity method is now accounted for under the cost method. New Nadina has two directors in common with the Company. The Company on January 31, 2010, owned 1,782,582 New Nadina common shares. The quoted market value of the common shares was $0.045 on January 31, 2010.

4. PROPERTY, PLANT AND EQUIPMENT

	Amortization Rate	Cost	Accumulated Amortization	January 31, 2010 Net Book Value	April 30, 2009 Net Book Value
Land		**$ 10,000**	**$ -**	**$ 10,000**	$ 10,000
Paving	8%	**4,861**	**3,147**	**1,714**	1,824
Buildings	4%-5%	**86,401**	**41,080**	**45,321**	46,723
Mining equipment	30%	**117,557**	**116,860**	**697**	899
Office equipment	20%	**53,972**	**52,745**	**1,227**	1,444
Trailer	30%	**8,890**	**8,889**	**1**	1
		$ 281,681	**$ 222,721**	**$ 58,960**	$ 60,891

KETTLE RIVER RESOURCES LTD.

NOTES TO FINANCIAL STATEMENTS (continued)
for the nine months ended January 31, 2010 and 2009
Canadian Funds
Unaudited – Prepared by Management

5. MINERAL PROPERTIES

Acquisition costs and exploration expenditures relating to mineral properties are written off as incurred. Payments received for exploration rights on the Company's mineral properties are treated as cost recoveries and are credited to reduce the cost of exploration expenditures related to the mineral claims with any excess, on an aggregate basis, recorded as income. Option payments are recorded as incurred. Ongoing reclamation and site restoration costs including site maintenance and caretaking are expensed when incurred.

Exploration Expenditures by Property For the period ended January 31, 2010	Greenwood Area	DHK NWT	Silica Quarry 50%	Total
Amortization	$ 1,714	$ -	$ -	$ 1,714
Assaying	-	-	-	-
Assessment, filing fees, membership	3,763	-	-	3,763
Direct charges – wages	5,000	625	100	5,725
Exploration costs 1)	395	6,957	-	7,352
Field Supplies	-	-	-	-
Property costs & acquisition	-	-	-	-
Storage (samples& equipment)	1,601	-	-	1,601
Property and Mineral taxes	1,520	-	-	1,520
Travel & accommodation	-	274	-	274
Subtotal:	$ 13,993	$ 7,856	$ 100	$ 21,949
Less: Recovered Property Costs	(-)	-	-	(-)
TOTAL:	$ 13,993	$ 7,856	$ 100	$ 21,949

Exploration Expenditures by Property For the period ended January 31, 2009	Greenwood Area	DHK NWT	Silica Quarry 50%	Total
Amortization	$ 1,868	$ -	$ -	$ 1,868
Assaying	31,190	-	-	31,190
Assessment, filing fees, membership	11,536	-	-	11,536
Direct charges – wages	20,835	740	125	21,700
Exploration costs 1)	529,930	7,745	-	537,675
Field Supplies	278	-	-	278
Property costs & acquisition	560	-	-	560
Storage (samples & equipment)	30,761	-	-	30,761
Property and Mineral taxes	1,517	-	-	1,517
Travel & accommodation	910	-	-	1,019
Subtotal:	$ 629,385	$ 8,594	$ 125	$ 638,104
Less: Recovered Property Costs	(5,826)	-	-	(5,826)
Total:	$ 623,559	$ 8,594	$ 125	$ 632,278

1) Exploration costs include equipment costs; freight/delivery expense; geology/geophysics/geochemical expenses; physical work, sampling, reclamation costs and allocation of office and overhead expenses relating to exploration activities.

The DHK exploration costs represent what the Company has paid for its share of all related exploration program costs on the WO and Pellatt Lake claim blocks in the Northwest Territories.

a) GREENWOOD AREA - Southern BC:

The Company owns a 100% interest in certain properties comprising approximately 10,000 hectares of mineral tenure where approximately 500 acres is surface owned in the Greenwood Mining Division of British Columbia. The Company is actively exploring for gold, silver, other base metals and industrial mineral potential. Properties within the Greenwood Area include Phoenix (Battle Zone), Bluebell (Minnie Moore), Phoenix Tailings, Haas Creek, Rad group, Arcadia (Skylark), Tam O'Shanter and Niagara.

5. MINERAL PROPERTIES, continued

b) DHK DIAMONDS INC. – Northwest Territories:

DHK Diamonds Inc. ("DHK") is a private company incorporated and registered in the Northwest Territories, currently owned by Kettle River Resources Ltd. (43.37%), Dentonia Resources Ltd. ("Dentonia") (43.37%), and Horseshoe Gold Mining Inc. ("Horseshoe") (13.26%). Operations and funding provisions of DHK are governed by a 1992 Shareholders' Agreement where each shareholder appoints two directors to the board and certain activities require 75% board approval.

WO Joint Venture

DHK has a 10.52% contributing interest in the WO Joint Venture operated by Peregrine Diamonds Ltd. ("Peregrine").

Pellatt Lake Property

The Pellatt Lake claim block is located north of Yellowknife and in proximity of the Ekati Diamond Mine. DHK owns 100% interest in the Pellatt Lake Claim Block and is subject to an agreement with Peregrine Diamonds Ltd. Peregrine Diamonds Ltd. (Peregrine) has earned a 51% interest by drilling selected targets identified through the Falcon gravity gradiometer surveys. Peregrine has a second option to earn another 14% by completing a 100 tonne bulk sample within 4 years. A further 10% of a vested area can be earned by arranging production cost financing for DHK. Under the agreement, Peregrine pays all expenses with the exception of the annual fees on three mineral leases. Peregrine Diamonds gave notice to elect on March 31, 2009, as per the March 2007 agreement, has earned a 51% interest in the property.

Monument Property (formerly DHK Claim Block) south shore of Lac de Gras

Through an agreement dated October 24, 2003 DHK Diamonds Inc. holds a 1% gross overriding royalty on three leases (7,747 hectares – 46,960 acres) explored for diamond potential, owned (57.49%) and operated by New Nadina Explorations Limited. During 2008, four new kimberlites were discovered. Including the Bling, Trio, Gemini and Sparky kimberlites there are now twelve known pipes on the Monument property.

c) SILICA QUARRY - Saskatchewan:

The previous 41 acre quarry lease was allowed to lapse. An area of 54 acres has been staked providing adequate coverage. The approved lease is valid until December 11, 2014 and is subject to an annual rental fee of $2 per acre. To date, no income has been received from the sale of silica material. The Company continues to investigate avenues to develop the property.

	Balance January 31, 2010	Balance April 30, 2009
Acquisition Costs		
Greenwood Area	**1**	**1**
Arcadia (Skylark) – Greenwood Area	**1**	**1**
DHK Diamonds Inc. – NWT	**1**	**1**
Silica Quarry - Saskatchewan	**Nil**	**Nil**
Total Mineral Properties Deferred	**$ 3**	**$ 3**

6. SHARE CAPITAL

a) Authorized: 50,000,000 common shares without par value

b) Issued and fully paid:

	2010	
	Number of Shares	**Value**
Balance at April 30, 2008	**27,716,711**	**$ 13,064,442**
Finders' fee reversal	-	3,200
Balance at April 30, 2009 and January 31, 2010	**27,716,711**	**$ 13,067,642**

6. SHARE CAPITAL - continued

c) Warrants:

	Number	Price/share	Value	Expiry
Issued September 24, 2007	758,000	$0.35	$265,300	Sept 24, 2009
Issued October 3, 2007	295,750	$0.35	$103,512	October 5, 2009
Issued November 13, 2007	930,000	$0.40	$372,000	November 16, 2009
Balance April 30, 2008 and April 30, 2009	**1,983,750**		**740,812**	
Expired September 24, 2009	**(758,000)**	**$0.35**	**(265,300)**	
Expired October 5, 2009	**(295,750)**	**$0.35**	**(103,512)**	
Expired November 16, 2009	**(930,000)**	**$0.40**	**(372,000)**	
Balance January 31, 2010	**0**		**0**	

d) Share purchase options:

The Company has established a share purchase option plan whereby the board of directors may from time to time grant options to directors, officers, employees or consultants. Options granted must be exercised no later than ten years from date of grant or such lesser period as determined by the Company's board of directors. The exercise price of options is determined by the Board of Directors and shall not be lower than the allowable discounted closing market price of the shares on the business day immediately prior to the grant date.

The vesting schedules vary depending on the recipient. Director, officer and employee options vest as follows: 1/3 of the total number granted after six months, a further 1/3 after 1 year and the remaining 1/3 at eighteen months after the date of grant.

As at January 31, 2010, there were 1,000,000 (January 31, 2009 - 1,000,000) options outstanding, with 1,000,000 vested (January 31, 2010 – 1,000,000 vested).

Summary of the Company's options at January 31, 2010:

Date	Number granted	Exercised	Expired/ Cancelled	Number outstanding January 31, 2010 and January 31, 2009	Price per share	Expiry date
October 27, 2005	450,000	Nil	100,000	**350,000**	$0.25	October 27, 2010
April 11, 2007	650,000			**650,000**	$0.20	April 11, 2012
	1,100,000	Nil	100,000	**1,000,000**	**Balance**	

e) Stock based compensation

The fair value of options granted is estimated on the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	April 11,2007
Average risk free interest rate	4.04 %
Average expected option life	5 years
Stock volatility – based on trading history	107 %
Dividend payments during life of option	-

The Black-Scholes Option Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company's stock option awards.

On April 11, 2007 650,000 options were granted to purchase shares at $0.20 per share. The total value was calculated to be $102,815 on the grant date. This amount was recorded in the Company accounts as stock compensation expenses in prior periods.

6. SHARE CAPITAL, - continued

f) Contributed Surplus
Details are as follows:

	2010	2009
Balance – Beginning of year	**856,271**	825,807
Fair value of stock-based compensation *(Note 6e)*	-	30,464
Balance – End of period	**856,271**	856,271

(1) The Black-Scholes Option Pricing Model below was used in estimating the fair value of warrants as follows.

	May 24, 2007	June 13, 2007	July 20, 2007	Sept 24, 2007	Oct 10, 2007	Nov 13, 2007
Stock Price	$ 0.20	$0.20	$ 0.17	$ 0.195	$ 0.325	$ 0.245
Exercise Price	$ 0.30	$0.20	$ 0.30	$ 0.35	$ 0.35	$ 0.40
Expected life of warrants in years	1.00	1.00	1.00	2.00	2.00	2.00
Risk free interest rate	4.08 %	4.75 %	4.08 %	4.08 %	4.08 %	4.08 %
Expected dividend yield	0.00%	0.00	0.00%	0.00%	0.00%	0.00%
Expected Stock volatility	110%	110%	110%	94.54%	83.09%	102.21%
Number of warrants granted	2,800,100	175,000	2,433,000	758,000	295,750	930,000

7. RELATED PARTY TRANSACTIONS

As at January 31, 2010 unsecured advances owing to directors and shareholders and bearing no interest were $3,047. An amount of $5,029 was due from New Nadina Explorations Limited for office expense reimbursements and $3,383 was due from DHK Diamonds Inc. for reimbursement of a Pellatt Lake mining lease payment.

On January 20, 2009, a loan agreement was approved by the TSX Venture Exchange whereby a director would advance up to $75,000 to be secured by a first mortgage on the Company's property located at 1215 Greenwood Street, Greenwood, BC and bear interest at prime plus 3%. This loan has a term of 3 years. As at January 31, 2010, $136,000 has been advanced with accrued interest on this amount of $722.

For the period ended October 31st the Company incurred the following expenses with related parties:

	2010	2009
To directors for telephone and office to offset expenses incurred in conducting company affairs	$ **5,400**	$ 5,527
To a director, who is the president, for management salary and assists with certain exploration related tasks	**54,000**	54,000
To a director, who is the president, for storage facilities (exploration equipment and samples).	**1,400**	3,900
To directors who are not employees, for administration.	**1,130**	21,525
To a director for interest accrued on a secured loan to the Company	**3,024**	212
Total	$ **64,954**	$ 85,164

During the period $36,335 was recovered from a company that has two common directors for office and secretary expenses and reimbursement of expenses.

The above transactions have been recorded at their exchange amount, which is the amount of consideration agreed upon by the related parties.

8. SEGMENTED INFORMATION

No segmented information is presented because the Company has no recent logging operations and the Company is solely involved in mineral exploration.

9. SUBSEQUENT EVENTS:

As a policy, the Company records tax refunds related to B.C. Mining Exploration Expenditures only upon acknowledgement and receipt from the Revenue Canada Agency.

DIRECTORS AND POSITIONS:

Ellen Clements, President and CEO *
Gerald Rayner, Geol., P.Eng. *
Larry Widmer, BComm, Corporate Secretary and CFO,
Stephen Levano, BA, MBA *

* Members of the Audit Committee

File #82-666
Rule 12g3-2(b)



Kettle River Resources Ltd.

(An Exploration Stage Company)

Nine months to January 31, 2010

Management Discussion & Analysis

March 19, 2010

Note to Reader

The interim financial statements for the nine months ended January 31, 2010 have been prepared by management and have not been subject to review by the Company's auditors. The following discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company's interim financial statements and related costs.

KETTLE RIVER RESOURCES LTD.
FORM 51-102F1
INTERIM MANAGEMENT DISCUSSION AND ANALYSIS

March 19, 2010

Introduction

Kettle River has continued its efforts to date with a sole business objective to identify evaluate and explore mineral properties having high potential for the discovery of economic mineral deposits. The goal would be to involve a major mining company in the early stages of a discovery for the creation of value for our shareholders. We remain a publicly traded company without any substantive operations, and thus, have realized no significant mining revenues to date. Kettle River has a year end of April 30th, was incorporated on October 17, 1980 pursuant to provisions of the British Columbia Company Act as Kettle River Mines Ltd. and within a short period changed its name to Kettle River Resources Ltd.

Forward-Looking Information

This management discussion and analysis ("MD&A") contains certain forward-looking statements and information relating to Kettle River Resources Ltd. ("Kettle River" or the "Company") that are based on the beliefs of its management as well as assumptions made by and information currently available to Kettle River. When used in this document, the words "anticipate", "believe", "estimate", "expect", "significant" and similar expressions, as they relate to Kettle River or its management are intended to identify forward-looking statements. This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and developments of the Company's exploration properties. Such statements reflect the current views of Kettle River with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievement of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Aside from factors identified in the annual MD&A, additional important factors, if any, will be identified in the interim reports.

Mineral Project Activity

Exploration expenditures by property for the period ended January 31, 2010

	Greenwood Area	DHK - NWT	Silica Quarry 50%	Total
Amortization	$ 1,714	$ -	$ -	$ 1,714
Assessment, filing fees, membership	3,763	-	-	3,763
Direct charges – wages	5,000	625	100	5,725
Exploration costs	395	6,957	-	7,352
Storage (samples& equipment)	1,601	-	-	1,601
Property and Mineral taxes	1,520	-	-	1,520
Travel & accommodation	-	274	-	274
Sub-total:	$ 13,993	$ 7,856	$ 100	$ 21,949
Less: Recovered property costs	($ -)	-	-	($ -)
TOTAL:	$ 13,993	$ 7,856	$ 100	$ 21,949

During the nine month period ended January 31, 2010 a total of $21,949 (2009 - $638,104) was spent on mineral property activities as shown in the above table.

Second Quarter Update: EXPLORATION ACTIVITIES

Kettle River's main objective is to make a mineral deposit discovery. Land holdings are focused on exploration in Canada for gold in the Greenwood Mining District and diamonds in the Northwest Territories.



DHK Diamonds Inc: (DHK) Lac de Gras area – Northwest Territories

The DHK Company was formed together with two other junior companies to manage and explore three blocks (originally 208,000 acres) of prospective diamond property acquired in 1992 in the area of the first diamond discovery in the Canadian Northwest Territories. The property was optioned to Kennecott Canada Exploration Inc. (KCEI), carrying the DHK group's 35% interest through airborne surveys, till sampling, ground geophysics, and drill testing. Diamonds were found in most kimberlites tested. Only in the area of the Tli Kwi Cho (WO Block) did the diamond content indicate mine potential where 1994 bulk sampling was conducted with disappointing results. KCEI returned the property to DHK in 2000 retaining a 1% Gross Overriding Royalty (GORR). DHK entered into various agreements of varying interest, with Archon Minerals Ltd., BHP Billiton Diamonds Inc. and currently Peregrine Diamonds Ltd. The WI and DHK Claim Blocks were abandoned.

The Company has increased its shareholdings in DHK Diamonds Inc. to 43.37% from 42.5% mainly due to contributing 50% of funds to meet the DHK portion of the WO JV cash calls.

The Company reports contributions to budgets as exploration costs. During the period ended January 31, 2010 costs of $7,856 (2009 - $8,594) were incurred: Exploration costs of $6,957 (2009 - $7,745) and $625 (2009 – $740) for management and related expenses, and $274 (2009 - $ Nil) for administrative travel costs.

WO (DO27) Joint Venture – (Peregrine Diamonds Ltd., Archon Minerals Ltd., DHK Diamonds Inc.)

DHK Diamonds Inc. currently has a contributing 10.52% interest in the WO diamond project. Located 300 kilometers north-northeast of Yellowknife, the WO property hosts the diamondiferous DO27 and DO18 diamond deposits.

Peregrine Diamonds Ltd. ("Peregrine") operator of the Joint Venture undertook a bulk sample of the DO27 during 2005, 2006 and 2007 to test the economics and feasibility of the DO27 kimberlite at a cost of approximately $60 million. The average modeled value of 2,075 carats worth of diamonds recovered from the nine-hectare DO-27 kimberlite pipe ranged from $43 (U.S.) to $70 (U.S.) per carat, with a base case average of $51 (U.S.) per carat. These valuation results, along with updated grade and geological information, were used by Peregrine and AMEC Americas Ltd. to complete the preliminary technical assessment ("PTA") report, which will investigate the current economic potential of DO-27. News releases on the Company website contain the details and a list of the more important diamonds.

During 2008 and 2009, Peregrine cash calls where DHK elected not to contribute have resulted in dilution in the Joint Venture from 10.77%, then 10.64%, to currently hold 10.52%.

In 2008, Peregrine provided a Canadian NI-43-101-compliant indicated mineral resource of 18.2 million carats in 19.5 million tonnes of kimberlite for the nine hectare DO-27 kimberlite. The estimated grade of the indicated resource is 94 carats per hundred tonnes ("cpht"). This resource estimate was prepared by AMEC Americas Ltd. ("AMEC"), an internationally recognized engineering firm with extensive experience in evaluating advanced diamond projects. An additional 6.5-8.5 million tonnes of kimberlite below the indicated resource was classified as a potential mineral deposit and DO-27 remains open at depth. DO-27 is situated on the 15,000 hectare WO property in the Northwest Territories, Canada, approximately 27 km southeast of the Diavik™ Diamond Mine and 11 km east of the Tibbitt to Contwoyto Ice Road used to supply the two diamond mines in the area.

Ownership interests in the WO property taken from the operator's Aug 2009 dilution notice is: Peregrine 71.95%, Archon Minerals Limited 17.53% and DHK Diamonds Inc. 10.52%. Peregrine holds 97.92% of the diamond marketing rights. The property is subject to a 1.8% Gross Overriding Royalty (1%Kennecott, 0.55% Aber and 0.25% SouthernEra).

Peregrine has concluded the DO27 project is currently not economically justifiable but does not discount the chance it could support a mining operation in the future. They report that factors that could enhance the economics of a mining operation include:

- Higher rough diamond prices
- Possible underestimation of the average DO27 diamond value because the current estimate is based on a parcel of only 2,075 carats.
- Favorable Canadian-US currency exchange rates.
- A diamond processing arrangement with one of the nearby diamond mines.
- Increased revenue potential from downstream cutting and polishing of DO27 diamonds.
- Mining and processing technology advances.
- Regional infrastructure developments.
- An ultimate run of mine grade greater than the current grade estimated by RC drill samples.



Pellatt Lake Property (Nunavut):

Peregrine reported that 162 heavy mineral samples were collected and during the period a single diamond drill hole tested three high priority anomalies drilling a total of 497 meters. No kimberlite was encountered. The Pellatt Lake claims are located approximately 360 km northeast of Yellowknife on NTS Map Sheet 76C/13 and about 40 km northeast of the Ekati Mine. In 2000, DHK acquired the Pellatt Lake property, which contained a diamondiferous dyke like kimberlite, from Kennecott Canada Explorations Inc, (KCEI). KCEI retains a gross overriding royalty of 1% on these claims. DHK took PC9, PC10 and PC13 to lease where annual lease fees are paid. Peregrine Diamonds gave notice to elect on March 31, 2009, as per the March 2007 agreement, has earned a 51% interest in the property.

Monument Property (formerly DHK Claim Block) south shore of Lac de Gras:

Through an agreement dated October 24, 2003 DHK Diamonds Inc. holds a 1% gross overriding royalty on three leases (7,747 hectares – 46,960 acres), majority owned (57.49%) and operated by New Nadina Explorations Limited (New Nadina). The Monument property contains 12 known diamond bearing kimberlites plus one dike. Recent drilling has found several new kimberlites including Genie, Bling and most recently the Trio, Gemini and Sparky kimberlites. The most recent discoveries were made when drilling land based targets. Based on forthcoming caustic fusion results, plans for taking larger samples will be made as well as future drill testing water-based targets during a winter program. Results will be posted on the nadina.com website. In addition, Kettle River owns 1,782,582 free trading shares of New Nadina.

SILVER QUEEN – 100% New Nadina Explorations Limited (Kettle River equity interest)

Highlights from the New Nadina news release dated January 28, 2010 summarizing the silver, gold, copper, lead, zinc, Silver Queen Project plans:

- Recent staking of 10 DQ (Dancing Queen) claims increased the tenure by an additional 3,968 hectares. Increased metal prices, along with recent site visits and review of data, have motivated the Company to focus on taking this property forward.
- Dr. G. Millar of EraMaptec concluded in his 1998 structural report that the property still has considerable exploration potential, and that previous exploration efforts paid insufficient attention to structural considerations. As the principal known mineralized structure on the property, the No. 3 Vein should be the prime focus of exploration, the main area of interest being the southern portion of the vein where grades appear to be increasing. Exploration should be directed down dip in the area of the vein inflection and also along strike to the south. The possibility of encountering as yet undiscovered hanging wall and footwall structures also needs to be investigated.
- Possible extensions of the No. 3 Vein beyond the Cole Creek and Chisholm faults should be investigated. The vein is known to exist beyond the Cole Creek fault, where it was intersected by a surface drill hole in 1970 at a depth of 1435 feet (437 metres) and by an underground drill hole in 1987.

In addition to his comments on the No. 3 vein, Dr. Millar made a number of general recommendations concerning future exploration on the property.

- His recommendation that information for the property be assembled into a 3-D visualization software package is presently being implemented by the company. The large volume of data input into 3D software will add to our exploration tools.
- A property-wide geophysical survey (mag/em) over the property using modern, high resolution techniques will be undertaken with the objective being the delineation of larger structures.
- Dr. Millar also recommends further drilling of the Cole and Chisholm structures and the area of intense alteration encountered at the Borrow Pit.
- The George lake Lineament, which appears to be a major structure with characteristics similar to the #3 Vein, is also deserving of further testing. The George Lake Vein was intersected by the Bulkley Cross-cut at a depth of 170 metres below surface and limited underground and surface drilling was conducted at that time, but most of the structure remains untested.
- The Camp Vein system was drilled extensively during the late 1980s. Due to the absence of surface exposure and the considerable structural complexities of the vein system caused by faulting, a satisfactory model of the vein structures was never produced. Dr Millar's study suggests that the strike of the veins may differ from that which was assumed during the original drilling and that further investigations of the area should be based on that hypothesis, beginning with the construction of new cross-sections perpendicular to the proposed strike of the system. This could be aided by re-logging of drill core paying particular attention to vein and fault relationships and geometries, re-processing of existing geophysical data using modern processing techniques and further testing using oriented core drilling.



- A 3 to 4 year program is being developed based on the above recommendations and results of specific components of the plan.
- A program of reclamation of historic trenches and workings has been conducted.

Jim Hutter, P.Geo. is the Qualified Person as defined by National Instrument 43-101 on the Silver Queen project. A plan map showing the vein systems is available on the website www.nadina.com.

SASKATCHEWAN – 50%

The Nipikamew silica sand quarry in Saskatchewan was allowed to expire Nov 30, 2009 and re-staked December 11, 2009 to more adequately cover the showing. The ground covers the quarry production area and a new 5 year Quarry Lease has been approved by the Minister of Energy and Resources for Saskatchewan. The quarry production potential that is dependant on market demand continues to be reviewed. The property is approximately 54 acres and under the lease which currently expires in December 11, 2014 and is subject to an annual rental of $2 per acres. Each partner records individual expenses as incurred. The Company feels there is potential to test and market the silica potential on this property. For the nine month period ended January 31, 2010 Saskatchewan JV expenses totaled $100 (2009-$125) were expended on research.

GREENWOOD MINING DIVISION – SOUTHERN BRITISH COLUMBIA – 100%

Greenwood Area Expenditure breakdown by property for the period ended January 31, 2010

	Phoenix	Rads	Bluebell	Tailings	Haas	Tam O'Shanter	Greenwood Area TOTAL
Amortization	$ 428	$ -	$ 428	$ 1,600	$ -	$ 857	$ 3,313
Assessment/Recording	214	3,549	-	-	-	-	3,763
Direct charges – wages	1,650	100	1,650	-	-	-	3,400
Exploration costs	1,025	-	(756)	-	100	25	394
Storage (samples& equipment)	826	-	718	-	-	58	1,602
Property & Mineral taxes	1,171	-	349	-	-	-	1,520
Sub-total:	$ 5,314	$ 3,649	$ 2,389	$ 1,600	$ 100	$ 940	$ 13,992
Less: Recovered costs	(-)	-	-	-	-	-	(-)
TOTAL:	$ 5,314	$ 3,649	$ 2,389	$ 1,600	$ 100	$ 940	$ 13,992

During the spring and summer of 2008 (year ended April 30, 2009), the company completed a program of excavator trenching and diamond drilling (14 holes, 2,551 meters) on its wholly owned Greenwood area properties. Limited prospecting, soil and rock sampling was also completed. The 2008 work program was primarily directed at 3 known areas of mineralization, the Minnie Moore showing on the Bluebell property, and the Battle and Stemwinder Zones on the Phoenix property.

Minnie Moore Property

Exploration during 2007-2008 discovered the Minnie Moore epithermal silver-gold showing using prospecting, soil geochemical, ground magnetometer survey followed by trenching and diamond drilling. The vein was exposed on surface in two trenches. Where exposed it is a well-defined breccia vein, with a true width ranging up to 8.5 meters and with faulted contacts. The vein is comprised of intensely silicified limestone and siltstone that is cut and cemented by vuggy quartz and quartz-carbonate veinlets and breccia matrix. Sulfide content is low, only locally exceeding 5%, and consisting of pyrite, with lesser chalcopyrite, sphalerite, galena, tetrahedrite, and ruby silver.

Diamond drilling indicates that the trenched zone is cut-off (offset) by a 50 meter thick post-mineral sill at a shallow depth below surface. Several zones of silicification and quartz-carbonate veining were intersected in the drilling, at depth beneath the sill, however analytical results failed to return values of similar silver and gold tenor to those from trenching.

Channel sample results of the vein as exposed in the main pit:

Line 1 8.5m assaying 414 g/t Ag and 0.88 g/t Au
Line 1a 7.4m assaying 764 g/t Ag and 0.93 g/t Au
Line 2 5.8m assaying 432 g/t Ag and 0.55 g/t Au
Line 3 6.2m assaying 1,044 g/t Ag and 2.71 g/t Au

Drilling at the Minnie Moore confirmed the structural complexity of the area and added at least three separate post-mineral fault sets, often with accompanying post-mineral dykes and sills, are known to occur. Linda Caron, M.Sc., P.Eng. is the Qualified Person under NI 43-101 who supervised the work program recommends that additional drilling is needed to determine the strike, dip and true width of the mineralization described above. Photos and diagrams of the workings, pit and assay results can be viewed at



www.kettleriver.com in the News Release section. The result compilation is dated July 18, 2008 and the Trench Image and assays are dated Feb 19, 2008. Coverage of exploration and diamond drilling conducted during 2008 includes the properties listed below and is reported in the 2008 MD&A dated August 27, 2008 which may be viewed on the Company's file on www.Sedar.com.

Battle Zone:

Seven holes were drilled in 2008, (refer NR Sept. 10, 2008), to test an area of auriferous pyrite-quartz stockwork veinlets and multiple northwest-trending and shallow northeast dipping shear zones. Drilling was from 3 set-ups, over a 420 meter northeast-southwest section across the zone of mineralization. Holes KRR 08-11 and 08-12 reported below were the southernmost holes along this section.

Hole KRR 08-11 was drilled on an azimuth of 210° and a dip of –70°. The hole intersected 6.8 meters of highly oxidized, nearly flat-lying shear zone, 30 meters vertically below surface and 60 meters northeast of the surface exposure (the old prospect shaft, where select grab samples returned results to 185 g/t Au). Results were low from drilling through this shear zone in hole 08-11, to a maximum of 1.39 g/t Au, 5.0 g/t Ag and 1256 ppm Cu over 2.8 meters.

Several other mineralized shear zones and quartz or massive sulfide veins were intersected in hole KRR 08-11, which returned elevated gold or silver values. The best result was a 1.56 meter sample of pyritic sharpstone conglomerate, at a depth of 90.7 meters in the drill hole, which returned 80.0 g/t Au and 8.6 g/t Ag. Due to drilling problems, hole 08-11 was terminated in a zone of stockwork quartz veinlets at a depth of 209.98 meters. The final sample in the drill hole, from 207.29 – 209.98 meters, returned 1257.8 g/t Ag. Additional drilling is needed to determine the strike, dip and true width of the mineralization described above.

Bank of England:

The target is a shear zone, down dip from the Bank of England adit exposure. Intersected was a 7.3 meter zone of pyrite (+/- quartz) veining, 20 meters vertically below surface and 45 meters down dip from the surface exposure of the shear zone. An average grade of 3.71 g/t Au, 8.27 g/t Ag and 1801 ppm Cu was returned across the 7.3 meter intercept, including a 0.4 meter interval which returned 14.0 g/t Au, 64 g/t Ag and 496 ppm Cu, and a separate 1.0 meter interval returning 8.8 g/t Au, 7.0 g/t Ag and 2417 ppm Cu.

A number of holes were drilled to test this zone and Linda Caron concluded that further drilling will be required to determine whether the shear zone has pinched out or whether it has been offset by later faulting.

Stemwinder Zone: (Also refer to NR Sept 10, 2008)

Two drill holes targeted a series of sub-parallel northwest trending, moderate to steeply northeast dipping gold-bearing quartz-sulfide veins which were known from historic underground work at the Stemwinder and Brooklyn mines. The Brooklyn and Stemwinder mines are located immediately north of the past-producing Phoenix copper-gold skarn open pit mine. The Brooklyn mine is now partially covered by the Phoenix mine waste dumps, while the Stemwinder mine is completely obscured by the dumps.

Hole KRR 08-13 was drilled on an azimuth of 220° and a dip of -45°. It intersected several quartz-sulfide veins and breccia zones and mineralized fault zones, before intersecting a thick Eocene syenite sill at a depth of 159 meters in the hole. The sill, which occurs at the top of a thick section of graphitic, tectonically brecciated chert and greenstone, is interpreted as representing the top of the regional post-mineral Snowshoe fault. Hole 08-13 intersected a series of semi-massive pyrite-chalcopyrite +/- quartz veins and breccia veins, within Brooklyn conglomerate and volcanics, in the hangingwall of the Snowshoe fault. The upper two veins intersected by drilling were massive pyrite-chalcopyrite veins, which in this hole returned only low gold values. The two deeper veins returned better gold values, to a maximum of 13.8 g/t Au, 39.4 g/t Ag and 5.26 % Cu over 1.0 meters from one zone.

Hole KRR 08-14 was a steeper hole, drilled at -60°, from the same set-up and on the same azimuth as hole 08-13. It was designed to test the veins intersected by hole 08-13 at a deeper level, to provide information regarding the dip of these veins, and to establish the elevation and dip of the Snowshoe fault. One mineralized zone was intersected in the hangingwall of the fault in this hole. This zone is interpreted as corresponding to the down dip projection of the upper 2 veins in hole 08-13. The hole 08-14 intercept returned 6.85 g/t Au, 13.3 g/t Ag and 8130 ppm Cu over 2.85 meters. The two lower veins intersected in hole 08-13 have been taken out by the underlying Snowshoe fault zone and were not intersected by drill hole 08-14.

Linda Caron recommended that additional drilling is needed to determine the strike, dip and true width of the mineralization described above.

Phoenix Mine Area:

Of the 55 Crown Grants and Mineral Lease tenure covering the Phoenix Mine Area, this former copper gold producer, surface title and various timber rights are held on approximately 350 acres. There is a Marble prospect quarry lease within this area. During the period a total of $5,314 was expended (2009 - $15,426). Recording of work programs and generation of reports with wage costs of $1,650 (2009 – $1,250).



Phoenix Tailings property:

This property contains approximately five million tons of tailings produced from the Granby Phoenix operations during the late 1950's and early 1960's and cover approximately 50 acres of the 336 acre land package known as the Tremblay Farm. The site was reclaimed by Noranda to satisfy mining and environmental ministries in 1979. Reclamation included soil placement on tailings surface with hardy alfalfa/grass planted and a spillway channel constructed to accommodate runoff. Tests confirm there is no deleterious content in the tailings and an agreement is held with downstream property owners absolving liability in the event of a spill. The Company continues to monitor this property and explore the economic potential. Costs of $1,600 (2009 - $2,100) during the period are attributed to the Phoenix Tailings property.

Haas Creek Talc:

Costs of $100 (2009 – $ Nil) were incurred during period.

Bluebell-Summit Property:

The property is mainly comprised of 20 Crown Grants where under surface title is held. Limited exploration was conducted and costs of $2,389 (2009 - $9,766) relate core and sample storage, mineral property taxes and wage costs.

Tam O'Shanter:

The property consists of 46 units (3 located claims) and 7 Reverted Crown Grants located to the west of Greenwood. Prospecting and a review of compiled data led to further exploration in the area of the Wild Rose vein. Drilling and trenching took place in early 2004 consisting of 1,400 meters and intersected the Wild Rose Zone in seven of the eight drill holes. The last and deepest hole of the program encountered gold values at a vertical depth of 150m appears to be an extension of a zone at depth encountered in 1992 and 1995. The 80 meter distance between intercepts (previous gold values of 0.58 opt over 1.1m, 0.21 opt over 3m with recent values of 0.3 opt over 1m) represents a significant discovery as this type of apparent continuity of width and grade has not been observed previously. Further drilling is recommended in the Tam O'Shanter report. J.M. Hutter, P. Geo. was the qualified person as defined in NI 43-101 on the project. Tam O'Shanter property costs of $940 (2009 - $12,498) relate to amortization expense.

Rads and Shickshock/Sailor Boy Property:

The property consists of 2 Reverted Crown Grants and 8 located claims for a total of 10 units. During the period a cash in lieu payment was made to hold claims in good standing. Costs of $3,649 (2009 – $ Nil) were incurred in the current year.

Niagara Property:

The property consists of 23 units within 4 claims. Costs of $ Nil (2009 - $253) relate to the Niagara Property.

Arcadia (Skylark) Property:

The property consists of 12 reverted Crown Grants. During the period no costs $ Nil (2009 - $ Nil) were incurred.

Selected Annual Information and Summary of quarterly reports

The following discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company's financial statements and related costs for the years ended April 30, 2008 and April 30, 2009 and with the Company's interim financial statements and related costs. The following table sets out financial information for the last 8 most recently completed quarters. Kettle Rivers interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and expressed in Canadian dollars.

Selected quarterly information

Period	Net Income or (Loss) for the quarter	Basic and diluted Earnings or (Loss) per share for the quarter	Total Assets	Total Liabilities
3rd Quarter 2010	(40,967)	(0.00)	226,857	174,213
2nd Quarter 2010	(55,562)	(0.00)	185,701	136,653
1st Quarter 2010	(39,405)	(0.00)	230,629	81,455
4th Quarter 2009	3,070	(0.00)	316,969	48,173
3rd Quarter 2009	(45,302)	(0.01)	278,533	48,459
2nd Quarter 2009	(126,132)	(0.01)	407,582	22,745
1st Quarter 2009	(609,134)	(0.02)	578,953	33,541
4th Quarter 2008	49,658	0.01	1,146,712	36,041



Discussion of Operations and Financial condition

The following discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company's interim financial statements and related costs. The current period figures are for the nine month period ended January 31, 2010.

For the current nine months, the Company experienced a net loss of $135,934 or $0.00 per share compared to a loss of $780,568 or $0.03 per share the previous year.

Operating expenses of $114,015 for the period, arising from general and administrative costs, (2009 - $153,138) decreased from the previous year. During the current period, travel & accommodation decreased by $12,467, stock compensation costs were $ Nil (2009 - $30,464), office and sundry expense increased by $2,365, accounting, audit and legal increased by $3,909, licences, insurance and transfer agent fees decreased by $143, management, salary & wages increased by $6,275 while advertising promotion and printing decreased by $6,788. Financial consulting decreased to $ Nil (2009 - $1,250).

Overall property exploration costs decreased to $21,949 from $632,278 during the same period in the previous year. This decrease is attributed to lower exploration costs on property in the Greenwood Area which decreased to $13,993 from $623,559. Acquisition costs and exploration expenditures relating to mineral properties are written off as incurred. Payments received for exploration rights on the Company's mineral properties are treated as cost recoveries and are credited to reduce the cost of exploration expenditures related to the mineral claims with any excess, on an aggregate basis, recorded as income. Option payments are recorded as incurred. Ongoing reclamation and site restoration costs including site maintenance and care taking are expensed when incurred.

The Company had working capital of $124,681 as at January 31, 2010 and has accumulated losses of $13,948,690. Since inception, the Company has been successful in funding its operations and at January 31, 2010 had net issued shares of 27,716,711 for net proceeds of $13,067,642 averaging $0.471 per share. Kettle River shares traded at $0.045 on January 31, 2010. There has been no change in the nature of or manner neither in which business is conducted nor in business conditions which would affect the Company's financial results.

Risks

The Company is engaged in the exploration, development and exploitation of mineral resources for precious metals and diamonds. The properties of the Company are without a known body of commercial ore. The exploration programs undertaken and proposed constitute an exploratory search and there is no assurance that the Company will be successful in its search. The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by the Company will result in a profitable commercial mining operation. The amounts shown as property acquisition costs represent acquisition and holding cost, less amounts written off, and do not necessarily represent present or future values.

Management changes during the period
There have been no management changes during the period.

Financing Activities and Stock Options

Refer to the complete details in the January 31, 2010 Financial Statement.

Liquidity

The financial statements for the period ended January 31, 2010 have been prepared on the basis of accounting principles applicable to a going concern. This assumes that Kettle River will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Kettle River has incurred operating losses over the last several fiscal years, has limited financial resources, no source of operating cash flow and no assurances that sufficient funding, including adequate financing, will be available to further explore its mineral property projects and to cover the overhead costs necessary to maintain a public company in good standing. At January 31, 2010, Kettle River had working capital of $124,681 compared to working capital of $227,902 at April 30, 2009.

It is expected that the Company will receive $189,292 for the fiscal year ended 2009 from the BC Mining Exploration Tax Credit, not included as a receivable on the balance sheet.

Critical accounting estimates

The Company capitalizes all costs relating to the acquisition, exploration and development of its mineral properties. Should commercial production commence, these cost will be amortized. When a property is abandoned or when there is indication of impairment, all related costs are charged to operations. The Company compares the carrying value of its property, plant and



equipment to estimated net recoverable amounts. Should the assets' carrying value exceed their estimated recoverable amount, all amounts related to the impairment are charged to operations.

The Company's financial assets and liabilities are cash and cash equivalents, receivables, reclamation bond, tax credits recoverable and accounts payable and accrued liabilities. The fair values of these financial instruments are estimated to be their carrying values due to their short-term nature. No reported value of fee simple holdings (surface tenure approximately 675 acres) nor any timber value has been recorded on the balance sheet.

CICA Handbook section 3870 Stock-Based Compensation and Other Stock-Based Payments establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock based payments made in exchange for goods and services. Compensation expense is determined using Black-Scholes Option Pricing Model based on estimated fair values of all stock-based awards at the date of grant and is expensed to operations over each award's vesting period.
The Black-Scholes Option Pricing Model utilizes subjective assumptions such as expected stock price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning Kettle River's general and administrative expenses and resource property costs is provided in the Company's Statement of Loss and Deficit and the Schedule of Resources Property Costs contained in its Audited Financial Statements for April 30, 2009 available on its SEDAR page at www.sedar.com

Transactions with Related Parties

Related party transactions are negotiated in the best interest of the Company at arms length basis market terms and are detailed in Note 7 of the Financial Statements.

To an employee who is also a director, and on Oct. 24, 2005 appointed president, is paid $6,000 per month. A director is paid rental for providing storage facilities for exploration equipment and samples. Three directors are paid $200 each per month for telephone and office to offset expenses incurred in conducting company affairs of which one also provides geological consulting services and is paid at $400 per day plus expenses and another director who acts as a consultant to the company and charges $50/hour. The Company provides office space and management services to a company ("New Nadina Explorations Limited") with directors in common, in consideration for a monthly fee of $1,500 and 50% of time and wages for support staff.

Miscellaneous charges, like telephone, postage, travel are based on actual costs. At January 31, 2010, there is a receivable from New Nadina Explorations Limited for $5,029. Also at January 31, 2010 there is a receivable from DHK Diamonds Inc. of $3,382 for Pellatt Lake 2008 annual lease fees paid on their behalf. Advances from directors and shareholders are unsecured and bear no interest. As at January 31, 2010, $3,047 is owed to directors.

These transactions were recorded at the exchange amount, being the consideration established and agreed to by the related parties and are on terms and conditions similar to non-related entities.

Changes in Accounting Policies

The financial statements for the period ended January 31, 2010 followed the same accounting policies and methods of application used in the previous period presentation.

Investor relations

There were no particular investor relation activities undertaken or contracts entered into during the period although the Company is currently investigating an investor relation position. Investor relation functions were accomplished through directors whose duties include dissemination of news releases and provision of information as requested by interested parties.

Financial Instruments and Other Instruments

The Company's financial instruments consist of cash and cash equivalents, other amounts receivable, marketable securities, accounts payable and shareholders' and directors' loans. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

Outstanding share data

The Company is authorized to issue 50,000,000 common shares without par value. As at March 19, 2010, there were 27,716,711 outstanding common shares and 1,000,000 outstanding options (350,000 exercisable at $0.25 expiring October 27, 2010 and 650,000 exercisable at $0.20 expiring April 11, 2012).



Disclosure controls and procedures

As required by Multilateral Instrument 52-109, Management is responsible for the design, establishment and maintenance of disclosure controls and procedures over the public disclosure of financial and non-financial information regarding the Company and internal ability of its financial reporting to provide reasonable assurance regarding the integrity of the Company's financial information and reliability of its financial reporting. Management maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.

The Company's Management, with the participation and under the supervision of its Chief Executive Officer (CEO) and Chief Financial Officer (CFO), have designed the disclosure controls and procedures to provide reasonable assurance that material information relating to the Company, is made known to them on a timely basis; and designed internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company's financial reporting.

An evaluation of the effectiveness of the Company's disclosure controls and procedures was conducted as of January 31, 2009. Based on the results of that evaluation, the Company's CEO and CFO have concluded that as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective in providing reasonable assurance that the material information relating to the Company was made known to them on a timely basis and was processed and disclosed within the appropriate reports and time periods. The Company's Management believes that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met. Due to inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. Accordingly, because of inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

There has been no change in the Company's internal control over financial reporting during the quarter ended January 31, 2010 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. However, the lack of segregation of duties between the management and Board of Directors consisting of the same parties creates the potential for the possibility of material weakness.

Approval

The Board of Directors of Kettle River has approved the disclosure contained in this report. A copy of this MD&A will be provided to anyone who requests it. Financial Statements of the Company are available on their website (under news) and at www.sedar.com.

